Contact

www.linkedin.com/in/tiffmkell
(LinkedIn)
tiffanykelly.co (Personal)

Top Skills

Sports

Analytics

Statistics

Certifications

Basketball Analytics

Improving Deep Neural Networks:
Hyperparameter tuning,
Regularization, and Optimization

Neural Networks and Deep Learning

Convolutional Neural Networks

Sequence Models

Honors-Awards

James Farquhar Award

Additional NSU Honors and Awards

Top 3 Finalists - Open Division:
Hustle Difficulty Complex

Tiffany Kelly

Founder + CEO at Curastory ▸# Forbes30u30 | ex-ESPN |
Reinventing the Creator Economy
New York City Metropolitan Area

Summary

Building the future of the creator economy + brand video advertising
with Creator Ad Reads™. Connect at tiffany@curastory.co if
interested.

Experience

Curastory
Founder & CEO
May 2019 - Present (3 years 9 months)
Greater New York City Area

Launched Feb 2021 — Curastory allows creators to shoot and edit high-quality
video, monetize shows, and distribute to all of their video channels, 100% free.

Techstars
Sports Accelerator Powered by Indy (Curastory)
June 2021 - September 2021 (4 months)
Indianapolis, Indiana, United States

Techstars is the worldwide network that helps entrepreneurs succeed.
Techstars founders and their teams connect with other entrepreneurs, experts,
mentors, alumni, investors, community leaders, and corporate partners who
will help their companies grow. Techstars operates three divisions: Techstars
Startup Programs, Techstars Mentorship-Driven Accelerator Programs and
Techstars Corporate Innovation Partnerships. Techstars Mentorship-Driven
Accelerator Programs help founders do more faster and Techstars Startup
Programs inspire, educate and connect entrepreneurs. Techstars Corporate
Innovation Partnerships helps brands supercharge growth by accelerating
innovation and cultural transformation. Techstars accelerator portfolio includes
more than 1,500 companies with a market cap of $13.9 Billion.

General Assembly
Data Instructor
October 2019 - May 2021 (1 year 8 months)
Greater New York City Area

All things data [science | analytics | engineering].

If you're a hacker by heart, come learn with me!

Break the Love
Co-Founder & Chief Algorithms Officer
October 2018 - April 2019 (7 months)
Greater New York City Area

ESPN
Sports Analytics Associate
June 2017 - January 2019 (1 year 8 months)
Bristol, Connecticut

Louisiana State University
Statistics, Mathematics, & Economics Athletics Tutor
June 2016 - May 2017 (1 year)
Baton Rouge, Louisiana Area

Miami HEAT
Executive Staff Analytics Consultant
2014 - 2015 (1 year)

Louisiana State University
Athletics Department Intern
May 2013 - August 2013 (4 months)
Baton Rouge, Louisiana Area

Education

Nova Southeastern University
Bachelor of Science (B.S.), Sport & Recreation Management / Sports
Analytics · (2012 - 2016)